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                                                                                             EXHIBIT 11
                CBI INDUSTRIES, INC. AND SUBSIDIARIES
              COMPUTATION OF EARNINGS PER COMMON SHARE
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                                                                     Three Months            Nine Months
Thousands of dollars, except per share amounts                       Ended September 30,     Ended September 30,
                                                                        1994       1993         1994        1993
Primary Earnings Per Common Share
  Net income to common shareholders                                      $7,871     $8,851      $28,107     $19,926
  Weighted average number of common shares outstanding                   37,913     37,344       37,795      37,096
  Primary net income per common share                                     $0.20      $0.24        $0.74       $0.54


Fully Diluted Earnings Per Common Share
  Net income                                                             $7,871     $8,851      $28,107     $19,926
  Add back expenses included in net income that pertain to ESOP
    Series C preferred dividends                                          2,035      2,109        6,153       6,361
    Common dividends on unallocated reverted shares                           7         16           31          57
    Company contributions (after utilization of common dividends
      of $202, $204, $608, $608 charged to retained earnings)             1,981      1,861        6,004       5,780
    ESOP debt amortization                                                 (212)      (527)        (636)     (1,580)
    Tax effect included in net income related to debt service            (1,551)    (1,481)      (4,696)     (4,312)
  Net income adjusted to exclude ESOP debt service                       10,131     10,829       34,963      26,232

Adjustments to reflect the servicing of ESOP debt (required for this calculation), based on the assumption all Series C preferred shares were converted to common shares:
    Common dividends on unallocated reverted shares                         (23)       (56)         (83)       (148)
    Company contribution (after utilization of common dividends
     of $827, $935, $2,487, $2,186 charged to retained earnings)         (3,375)    (3,199)     (10,226)    (10,472)
    ESOP debt amortization                                                  212        527          636       1,580
    Tax effect included in net income related to debt service             1,406      1,288        4,258       3,905
Fully diluted net income to common shareholders                          $8,351     $9,389      $29,548     $21,097

Weighted average number of common shares outstanding                     37,913     37,344       37,795      37,096
Add common stock equivalents of stock option plan                           111        112          111         112
Add common stock equivalents of leveraged Series C preferred shares       4,380      4,539        4,380       4,539
Add common stock equivalents of reverted allocated Series C
  preferred shares                                                          795        733          795         733
Fully diluted weighted average number of common shares outstanding       43,199     42,728       43,081      42,480
Fully diluted net income per common share                                 $0.20      $0.22        $0.69       $0.50

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